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                               May 7, 2021

       Pierluigi Paracchi
       Chief Executive Officer
       Genenta Science S.r.l.
       Via Olgettina No. 58
       20132 Milan, Italy

                                                        Re: Genenta Science
S.r.l.
                                                            Amendment No.1 to
Draft Registration Statement on Form F-1
                                                            Submitted April 22,
2021
                                                            CIK No. 0001838716

       Dear Mr. Paracchi:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No.1 to Draft Registration Statement on Form F-1

       Prospectus Summary
       Research and Development Pipeline, page 3

   1. We note your response to comment 2 and your corresponding revisions to the product pipeline table. Please
revise the pipeline table to ensure that Phase 1/2b is reflected in the table. Additionally,
include separate columns for Phase 1 and Phase 2 trials or tell us the basis for your belief
that you will be able to conduct Phase 1/2 trials for all your product candidates.
 Pierluigi Paracchi
FirstName  LastNamePierluigi Paracchi
Genenta Science  S.r.l.
Comapany
May  7, 2021NameGenenta Science S.r.l.
May 7,
Page  2 2021 Page 2
FirstName LastName
Use of Proceeds, page 70

2. We note your revised disclosure in response to comment 6 that with the offering proceeds you expect to initiate your US-based clinical trial and complete your ongoing Temferon
         TEM-GBM 001 trial. Please revise to specify how far in the development process for each indication (i.e., the clinical trial of Temferon in GMB patients in the United
         States, ongoing Temferon TEM-GBM 001 trial, and new Temferon clinical program) you estimate that the allocated proceeds from the offering will enable you to reach. For example, if you will not complete Phase 1 of your clinical trial of Temferon in GMB patients in the United States, please revise to so state.
Critical Accounting Policies
Quota B Valuations, page 87

3. We note your response to comment 7 and your expectation that the estimated offering price or range established will substantially exceed the fair value of the quota underlying your equity issuances to employees and consultants. Once you have an estimated offering price or range, please provide us with an explanation of the differences between the recent valuations of your quota leading up to the IPO and the estimated offering price with consideration of the conversion of quotas into ordinary shares. Please also provide us with more details regarding the equity issuances you are referring to in your response, including when the issuances were made. For all recent equity issuances, please also tell us the purpose of the issuance, the underlying fair value used to value the issuance, and the number of quotas related to the issuance.
Business
Clinical Development of Temferon in GBM
Preliminary Interim Results, page 107

4. We note your revisions in response to comment 8. Please clarify whether the results were statistically significant and the p-value used to determine statistical significance. To the extent that these studies were not powered to show statistical significance, please disclose the implications of conducting testing and presenting efficacy results where the study was not designed to be powered for significance.
 Pierluigi Paracchi
FirstName  LastNamePierluigi Paracchi
Genenta Science  S.r.l.
Comapany
May  7, 2021NameGenenta Science S.r.l.
May 7,
Page  3 2021 Page 3
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Kasey Robinson at 202-551-5880 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Mitchell S. Nussbaum, Esq.